Exhibit 99.1

130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5
Tel: (416) 364-4938 Fax: (416) 364-5162
office@avalonraremetals.com
www.avalonraremetals.com

NEWS RELEASE

October 31, 2014	No. 14-13

Avalon reports Resource Estimate for East Kemptville Tin-Zinc-Copper-Indium Deposit, Nova Scotia, Canada

Toronto, ON – Avalon Rare Metals Inc. (TSX and NYSE MKT: AVL) (“Avalon” or the “Company”) is pleased to report the results of its first National Instrument 43-101 (“NI 43-101”) resource estimate for the East Kemptville tin-zinc-copper-indium deposit in Yarmouth County, Nova Scotia. The resource was prepared following a 7-hole confirmation drilling program completed at the site this summer to validate historical resource estimates and verify the estimates as current NI 43-101 mineral resource estimates.

The estimated Indicated Mineral Resources are 18.47 million tonnes averaging 0.176% tin, 0.173% zinc and 0.064% copper and the estimated Inferred Mineral Resources are 16.95 million tonnes averaging 0.148% tin, 0.122% zinc and 0.062% copper at a 0.10% tin cutoff grade, as more fully detailed in Table 1 below.

This resource estimate will be used to complete a Preliminary Economic Assessment (“PEA”) to confirm the business case for proceeding with a comprehensive Feasibility Study to evaluate the potential for re-starting tin-zinc-copper and potentially indium production at East Kemptville. The PEA will be prepared by Hains Engineering Company Limited of Toronto (“Hains Engineering”) and is targeted for completion by the end of this calendar year.

Note that the tonnages reported do not include any of the ore previously mined and processed or stockpiled on surface at East Kemptville, and are purely an estimation of the mineral resources that remained in the ground after mining activities at site ceased in 1992. The resources include material from both of the zones mined historically (the Main and Baby Zones) but do not include resources from any of the other undeveloped mineral occurrences known in the immediate area.

The mineral resource estimate was prepared by Hains Engineering with its principal, Donald Hains (P. Geo), serving as the independent Qualified Person (“QP”) for the purpose of NI 43-101. The overall direction for the technical work program was provided by the Company's Vice-President, Exploration, William Mercer, Ph.D., P. Geo. (Nova Scotia). Drilling operations were performed by a Nova Scotia based drilling company under the field supervision of a consulting geologist based in Yarmouth, NS and an independent environmental consulting firm was retained to ensure safe work practice was adhered to at all times while drilling operations were active on the site. The program was successfully completed without incident.

2014 DRILLING PROGRAM

Seven drill holes totalling 984 metres were completed by the Company at East Kemptville between July and September, 2014. These holes were designed to “twin” or intersect the resource near a number of historic drill holes in order to validate historic analytical data. The drilling included holes in the Baby Zone and the southern end of the Main Zone.

Highlights include 0.41% Sn over 67.85 metres in hole EKAV-14-003 in the Baby Zone and 0.26% Sn over 80.3 metres in drill hole EKAV-14-006 in the Southwestern Extension of the Main Zone. A complete summary of drilling results is provided in Table 2 below.

Expenditures on the 2014 drilling program and other related work totalled approximately $575,000. This was mainly financed from the proceeds of the $2.166 million private placement financing completed by the Company on July 2, 2014. Additional funding of $40,000 was obtained from a grant secured from the Government of Nova Scotia under its 2014 Mineral Incentive Program.

Analyses were performed using modern Quality Assurance and Control (“QA/QC”) procedures as described in the notes to Table 2. The results confirmed the validity of the historical data for inclusion in a NI 43-101 resource estimate as verified by independent QP, Donald Hains, P. Geo.

Note that indium analyses were not performed historically and therefore indium cannot presently be included as a potentially recoverable metal in the resource estimate. However indium content was determined in the recent drill core analyses and could contribute added value to the resource if it is ultimately proven to be a recoverable by-product.

PROJECT BACKGROUND

During its six years of operations from 1985-1992, East Kemptville was North America’s only primary tin producer. It was closed due to a sudden collapse in tin prices after the international cartel, that controlled the global tin market up to that time, was disbanded. Tin prices were reported at the time to have fallen to between US$2.47 and US$2.60 per lb compared to close to $6.00/lb when operations commenced in 1985.

However, the tin market has been much stronger over the past 4 years with the London Metal Exchange Cash Buyer tin price averaging US$9.57 per lb for the month of September, 2014 (US$21,105 per tonne), creating an incentive to evaluate the potential for renewed tin mining at the site. The recent price strength reflects growing global tin demand due to its increased application in electronics, where it is used in solders as a non-toxic alternative to lead. China, Indonesia and Peru, the world’s largest producers of tin, have reduced production of tin concentrates in recent years, increasing the demand for new primary supply sources such as East Kemptville.

Avalon holds mineral tenure for the East Kemptville resource under a Special Licence first granted to the Company in 2005. The recently completed drilling program was carried out under an access agreement entered into with surface rights holders earlier this year. Discussions toward obtaining full title to the lands that would ultimately be required for site re-development are in progress.

About Avalon Rare Metals Inc.

Avalon Rare Metals Inc. is a mineral development company focused on rare metal deposits in Canada, with three advanced stage projects. Its 100%-owned Nechalacho Deposit, Thor Lake, NWT is exceptional in its large size and enrichment in the scarce “heavy” rare earth elements, key to enabling advances in clean technology and other growing high-tech applications. Avalon is also advancing its Separation Rapids Lithium Minerals Project, Kenora, ON and its East Kemptville Tin-Indium Project, Yarmouth, NS. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please e-mail the Company at ir@avalonraremetals.com, or phone Don Bubar, President & CEO at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements related to the Company’s anticipation that it will complete a NI 43-101 Preliminary Economic Assessment targeted for completion by the end of the calendar year; that, based on recent drill core analyses, indium could potentially contribute added value to the mineral resource if it is ultimately proven to be a recoverable by-product; the expectation of demand for new primary supply sources of tin such as the East Kemptville project; the expectation that current discussions in connection with obtaining full title to the mineral tenure and surface rights to the lands will be successful in order to allow for the re-development of East Kemptville. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “potential”, “scheduled”, “anticipates”, “continues”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, “planned”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be” or “will not be” taken, reached or result, “will occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market conditions, the ability of the Company to raise financing; and the possibility of cost overruns or unanticipated costs and expenses; the Company successfully completing a Preliminary Economic Assessment and ultimately a Feasibility study; indium not being proven to be a recoverable by-product; demand for new primary supply sources of tin diminishing; the Company not being successful in obtaining full title to the mineral tenure and surface rights to the lands to allow for re-development of East Kemptville; as well as those risk factors set out in the Company’s current Annual Information Form, Management’s Discussion and Analysis and other disclosure documents available under the Company’s profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.

Table 1: Mineral Resources, East Kemptville Main and Baby Zones

Classification	Sn Cut-off Grade	Tonnes (mT)	Sn %	Zn %	Cu %
	>= 0.05	46.07	0.104	0.132	0.051
	>= 0.10	18.47	0.176	0.173	0.064
IN SITU	>= 0.15	6.83	0.239	0.204	0.077
INDICATED	>= 0.20	3.16	0.337	0.268	0.093
	>= 0.25	2.93	0.344	0.275	0.092

	>= 0.05	34.29	0.102	0.104	0.052
	>= 0.10	16.95	0.148	0.122	0.062
IN SITU	>= 0.15	2.66	0.203	0.130	0.075
INFERRED	>= 0.20	0.82	0.311	0.138	0.120
	>= 0.25	0.58	0.342	0.171	0.117

Notes:
1.	CIM definitions were followed for Mineral Resources.
2.	The Independent Qualified Person for this Mineral Resource estimate is Donald Hains, P. Geo.
3.	The resource estimate is based on 275 drill holes totalling 29,587 metres drilled between 1979 and 1991 by previous operators and 7 holes totalling 984 metres drilled by the Company in 2014.
4.	Drill data was organised in Maxwell DataShed and for estimation purposes was transferred to MineSight 3D software, wherein the block model was developed.
5.	Resources were estimated by interpolating composites within a block model of 5x5x3 m blocks. Interpolation used the inverse distance squared method with localization of higher grades.
6.

Indicated material was defined as blocks with an average distance to interpolated composites of ≤ 50 m while inferred material was defined as blocks with an average distance to interpolated composites of ≤ 75 m, thus limiting the depth of the resource to 75 m below drill holes (see section 14.9 Resource Classification).

7.	Three metre composites were capped at 1% Sn, 1% Zn, and 0.5 Cu which are the 99th percentiles of assay data for those elements, reducing contained tin by about 1% compared to uncapped resource.
8.	The median density of available data of 2.78 t/m3 was used for all mineralized material.
9.

Several possible cut-off grades are reported in this resource estimate. Based on past mining practice at East Kemptville a cut-off grade of 0.1% Sn is reasonable. However, no value or cost estimates are available at this time.

10.	Mineral resources do not have demonstrated economic viability and their value may be materially affected by environmental, permitting, legal, title, socio-political, marketing, or other issues.

Table 2: Drilling Results, Summer 2014

Zone	Drill Hole	From (m)	To (m)	Width (m)	Sn (%)	Cu (%)	Zn (%)	In (ppm)
Main Zone	EKAV-14-001	77.90	109.00	31.10	0.14	0.05	0.12	7.19
	including	77.90	98.50	20.60	0.18	0.07	0.11	7.18
Main Zone	EKAV-14-006	29.70	110.00	80.30	0.26	0.11	0.23	14.92
	including	29.70	83.00	53.30	0.33	0.14	0.24	15.59
Main Zone	EKAV-14-007	44.50	82.00	37.50	0.16	0.06	0.18	11.67
	including	55.00	64.00	9.00	0.42	0.08	0.30	15.03
Baby Zone	EKAV-14-002	92.25	159.00	66.75	0.36	0.09	0.50	20.76
	including	92.25	133.50	41.25	0.47	0.12	0.39	21.00
Baby Zone	EKAV-14-003	49.00	65.75	16.75	0.39	0.08	0.29	20.91
	and	80.25	148.10	67.85	0.41	0.05	0.53	16.77
Baby Zone	EKAV-14-004	63.65	161.20	97.55	0.10	0.03	0.45	14.20
	and	80.50	94.00	13.50	0.17	0.05	0.52	16.26
	and	128.50	134.50	6.00	0.14	0.01	0.20	7.11
	and	147.00	161.20	14.20	0.17	0.06	1.15	30.19
		no significant intercepts, hole deviated from planned azimuth
Baby Zone	EKAV-14-005

Notes:
1.	Drilling utilized an HQ drill rig.
2.

All drill core from the program was split in half at 1 metre intervals at the core logging facility in Yarmouth, Nova Scotia and submitted to ALS Laboratory (Sudbury) for sample preparation and primary analysis.

3.

All drill core samples were assayed at ALS Global (Vancouver, BC), with every tenth sample submitted as a coarse split to both Actlabs (Ancaster, Ontario) and SGS Laboratory (Peterborough, Ontario) for check analyses. Actlabs and SGS pulverized and assayed the samples.

4.

Certified standards obtained from CANMET (Ottawa) and Analytical Solutions (Toronto) and were inserted in all laboratory shipments and monitored for QAQC issues. In addition, blanks were also inserted into primary shipments.

5.

All samples were assayed at ALS in Vancouver by ME-MS81 (lithium metaborate fusion followed by ICP), ME-ICP06 (whole rock analysis by lithium borate fusion and ICP) and ME-4ACD81 (4 acid digestion followed by ICP).

6.

All samples exceeding analytical limits for Sn, Cu, Zn or Pb in initial analysis were rerun by methods suited for higher grade analysis being ALS methods Sn-XRF10 for Sn and OG62 for the remaining base metals, which are element specific assay methods.

7.	Similar analytical methods were utilized at Actlabs and SGS.
8.	Results are monitored for key elements, and in cases of QA/QC issues, re-analysis is requested.
9.	The QAQC procedures and results have been audited by Avalon’s independent QP for the project.